                                  SCHEDULE 13D
                                 (Rule 13D-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    SOUTH TEXAS DRILLING & EXPLORATION, INC.
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                     840553
                                 (CUSIP Number)

                                 A. Wayne Corley
                           109 Temple Blvd., Suite 300
                            Lufkin, Texas 75901-7321
                                 (936) 639-5197

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 14, 1997

             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 840553                       13D                    PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------

1    Name of Reporting Persons/
     I.R.S. Identification Nos. of Above Persons (Entities Only):

     T.L.L. Temple Foundation
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) [x]

     (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power:
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power:
    Each
  Reporting         1,799,647 *
   Person      -----------------------------------------------------------------
    With        9   Sole Dispositive Power:

                    -0-
               -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    1,799,647 *
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,799,647*
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     11.5% **
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     OO: Trust
--------------------------------------------------------------------------------
* Represents 800,000 shares of common stock, par value $0.10 per share ("Common Stock"), of South Texas Drilling & Exploration, Inc. and 999,647 shares of Common Stock into which the 153,915 shares of Series B 8% Convertible Preferred Stock ("Series B Preferred Stock") held by T.L.L. Temple Foundation are convertible. Each share of Series B Preferred Stock has the same voting rights as the number of shares of the Common Stock into which it may be converted and the right to vote as a class with respect to certain matters.

** After giving effect to the conversion of 153,915 shares of Series B Preferred Stock into 999,647 shares of Common Stock by T.L.L. Temple Foundation.

CUSIP NO. 840553                       13D                    PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------

1    Name of Reporting Persons/
     I.R.S. Identification Nos. of Above Persons (Entities Only):

     Temple Interests, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) [x]

     (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power:
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power:
    Each
  Reporting         199,390 *
   Person      -----------------------------------------------------------------
    With        9   Sole Dispositive Power:

                    -0-
               -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    199,390 *
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     199,390 *
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     1.3%**
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     PN
--------------------------------------------------------------------------------
* Represents 199,390 shares of Common Stock into which the 30,700 shares of Series B Preferred Stock held by Temple Interests, L.P. are convertible. Each share of Series B Preferred Stock has the same voting rights as the number of shares of Common Stock into which it may be converted and the right to vote as a class with respect to certain matters.

** After giving effect to the conversion of 30,700 shares of Series B Preferred Stock into 199,390 shares of Common Stock.

CUSIP NO. 840553                       13D                    PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------

1    Name of Reporting Persons/
     I.R.S. Identification Nos. of Above Persons (Entities Only):

     Arthur Temple, III
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) [x]

     (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     AF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power:
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power:
    Each
  Reporting         1,999,037 *
   Person      -----------------------------------------------------------------
    With        9   Sole Dispositive Power:

                    -0-
               -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    1,999,037 *
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,999,037 *
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     12.6% **
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------
* Represents 800,000 shares of Common Stock and 1,199,037 shares of Common Stock into which 184,615 shares of Series B Preferred Stock are convertible. Each share of Series B Preferred Stock has the same voting rights as the number of shares of Common Stock into which it may be converted and the right to vote as a class with respect to certain matters.

** After giving effect to the conversion of 184,615 shares of Series B Preferred Stock into 1,199,037 shares of Common Stock.

CUSIP NO. 840553                       13D                    PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------

1    Name of Reporting Persons/
     I.R.S. Identification Nos. of Above Persons (Entities Only):

     Temple Southwood, Inc.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) [x]

     (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     AF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power:
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power:
    Each
  Reporting         199,390 *
   Person      -----------------------------------------------------------------
    With        9   Sole Dispositive Power:

                    -0-
               -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    199,390 *
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     199,390 *
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     1.3%**
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------
* Represents 199,390 shares of Common Stock into which 30,700 shares of Series B Preferred Stock are convertible. Each share of Series B Preferred Stock has the same voting rights as the number of shares of Common Stock into which it may be converted and the right to vote as a class with respect to certain matters.

** After giving effect to the conversion of 30,700 shares of Series B Preferred Stock into 199,390 shares of Common Stock.

CUSIP NO. 840553                       13D                    PAGE 6 OF 14 PAGES
--------------------------------------------------------------------------------

1    Name of Reporting Persons/
     I.R.S. Identification Nos. of Above Persons (Entities Only):

     ATSP Partnership, Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) [x]

     (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only:

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     AF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power:
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power:
    Each
  Reporting         199,390 *
   Person      -----------------------------------------------------------------
    With        9   Sole Dispositive Power:

                    -0-
               -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    199,390 *
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     199,390 *
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     1.3%**
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     PN
--------------------------------------------------------------------------------
* Represents 199,390 shares of Common Stock into which 30,700 shares of Series B Preferred Stock are convertible. Each share of Series B Preferred Stock has the same voting rights as the number of shares of Common Stock into which it may be converted and the right to vote as a class with respect to certain matters.

** After giving effect to the conversion of 30,700 shares of Series B Preferred Stock into 199,390 shares of Common Stock.

CUSIP NO. 840553                       13D                    PAGE 7 OF 14 PAGES

                            STATEMENT ON SCHEDULE 13D

         INTRODUCTORY NOTE: All information herein with respect to South Texas Drilling & Exploration, Inc., a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1. SECURITY AND ISSUER. This statement relates to shares of the common stock, $0.10 par value per share (the "Common Stock"), of South Texas Drilling & Exploration, Inc., a Texas corporation ("STDE"). STDE's principal place of business is located at 9310 Broadway, Building I, San Antonio, Texas, 78217.

ITEM 2. IDENTITY AND BACKGROUND.

          This statement is filed by T.L.L. Temple Foundation, a Texas trust ("T.L.L."), Temple Interests, L.P., a Texas limited partnership ("Temple Interests"), Arthur Temple, III, both in his capacity as Chairman of the Board of Trustees of T.L.L. and as a general partner of Temple Interests, Temple Southwood, Inc., a Texas corporation and general partner of Temple Interests ("Southwood"), and ATSP Partnership, Ltd., a Texas limited partnership and a general partner of Temple Interests ("ATSP"). The foregoing persons signing this
Schedule 13D are hereafter referred to as the "Reporting Persons". The Reporting Persons are making this joint filing because they may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

         T.L.L. is a private charitable foundation that invests primarily in publicly traded securities for charitable purposes. The address of the principal business and of the principal office of T.L.L. is 109 Temple Blvd., Suite 300, Lufkin, Texas 75901-7321.

         Temple Interests is a limited partnership whose primary business is investment in real estate and securities for the benefit of its partners. The address of the principal business and of the principal office of Temple Interests is 109 Temple Blvd., Suite 200, Lufkin, Texas 75901-7321.

         Arthur Temple, III is a United States citizen and President of Exeter Investment Company, a private investment company investing primarily in real estate and securities. His business address is 109 Temple Blvd., Suite 200, Lufkin, Texas 75901-7321.

         The primary business of Southwood is to act as managing general partner of Temple Interests. The address of the principal business and of the principal office of Southwood is 109 Temple Blvd., Suite 200, Lufkin, Texas 75901-7321.

         ATSP is a limited partnership whose primary business is investing in securities and real estate for the benefit of its partners. The address of the principal business and of the principal office of ATSP is 109 Temple Blvd., Suite 100, Lufkin, Texas 75901-7321.

         The sole general partner of ATSP is Arthur Temple, Inc., a Texas corporation. The primary business of Arthur Temple, Inc. is to act as general partner of ATSP. The address of the principal business and of the principal office of Arthur Temple, Inc. is 109 Temple Blvd., Suite 100, Lufkin, Texas 75901-7321.

CUSIP NO. 840553                       13D                    PAGE 8 OF 14 PAGES

         Attached to this statement as Schedule I is a list of the trustees of T.L.L., a list of officers and directors of Southwood, a list of officers and directors of Arthur Temple, Inc., and the business address, citizenship, and principal occupation or employment of each officer, director, and trustee (including the name, principal business and address of any corporation or organization at which their employment is conducted).

         During the last five years, none of the Reporting Persons nor to the knowledge of the Reporting Persons any of the persons listed on Schedule I has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         T.L.L. financed the cash portion of the consideration for its shares of Common Stock, including its shares of Series B 8% Convertible Preferred Stock, from working capital totaling $2,501,118.75. Temple Interests financed the cash portion of the consideration for its shares of Series B 8% Convertible Preferred Stock from working capital totaling $498,875.

ITEM 4. PURPOSE OF TRANSACTION.

         Each of the Reporting Persons acquired the shares of Common Stock reported herein primarily for the purpose of investment. Although there is no present intention on the part of any Reporting Person to do so, each Reporting Person may independently decide to make additional purchases of Common Stock in the future, either in the open market or in private transactions, subject to its respective evaluation of STDE's business prospects and financial condition, the market for the Common Stock, other opportunities available to such Reporting Person, general economic conditions, money and stock market conditions and other future developments.

         Depending upon results of future evaluations and the factors mentioned above, the Reporting Persons, at any time, may decide to change their intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock, although the Reporting Persons currently have no intention to do so. However, the shares of Common Stock currently held by the Reporting Persons may be resold publicly only following their effective registration under the Securities Act of 1934, as amended, or pursuant to an exemption from the registration requirements of that Act.

         On April 14, 1997, T.L.L. purchased 400,000 shares of the STDE Series A 8% Convertible Preferred Stock of STDE ("Series A Preferred Stock"). On April 15, 1997, STDE filed a Statement of Designation with the Secretary of State of Texas ("Series A Statement of Designations")

CUSIP NO. 840553                       13D                    PAGE 9 OF 14 PAGES

designating the voting powers, preferences and rights of 400,000 shares of the Series A Preferred Stock authorized by its board of directors (the Series A Statement of Designations is attached hereto as "Exhibit 1").

         Under terms of the Series A Statement of Designations, each share of Series A Preferred Stock is entitled to a liquidation preference of $2.00 plus cumulative unpaid dividends prior to distributions with respect to STDE's Common Stock. Holders of the Series A Preferred Stock are entitled to dividends at the rate of 8% of the initial liquidation value of $2.00 per share, when declared by the STDE board of directors, on a cumulative basis in priority to all dividends on Common Stock. The Series A Preferred Stock may be redeemed at the election of STDE at any time beginning on the third anniversary of the issuance date for $2.00 per share plus cumulated but unpaid dividends, provided that the average price of STDE Common Stock equals or exceeds $2.50 per share for the preceding thirty day period.

          Each share of Series A Preferred Stock was initially convertible into 2 shares of Common Stock at the election of the holder and due but unpaid dividends, if any, were initially convertible into Common Stock at the rate of $.50 per share. Under terms of the Series A Statement of Designations, the conversion rate of the Series A Preferred Stock is subject to adjustment on the date of its third and seventh anniversary of issuance depending on the trading value of the Common Stock. If the average trading price of the Common Stock over the thirty day period immediately preceding the third anniversary date (the "Three-Year Market Price for Series A Conversion") is less than $1.00 per share, then the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be the quotient of $2.00 divided by such Three-Year Market Price for Series A Conversion. If the average trading price of the Common Stock over the thirty day period immediately preceding the seventh anniversary date (the "Seven-Year Market Price for Series A Conversion") is less than the Three-Year Market Price for Series A Conversion, then the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be the quotient of $2.00 divided by such Seven-Year Market Price for Series A Conversion. Due but unpaid dividends, if any, are convertible into Common Stock at a rate equal to the lesser of 1) $.50 per share or 2) the Three-Year Market Price for Series A Conversion or the Seven-Year Market Price for Series A Conversion, as applicable, for each share of Common Stock. On October 4, 2000, T.L.L. converted 400,000 shares of Series A Preferred Stock into 800,000 shares of Common Stock.

         On or about January 9, 1998, STDE filed a Statement of Designation with the Secretary of State of Texas ("Series B Statement of Designations") designating the voting powers, preferences and rights of 184,615 shares Series B 8% Convertible Preferred Stock of STDE ("Series B Preferred Stock"), authorized by its board of directors (the Series B Statement of Designations is attached hereto as "Exhibit 2"). On January 20, 1998, T.L.L. purchased 153,915 shares and Temple Interests purchased 30,700 shares of Series B Preferred Stock. The shares of the STDE Common Stock beneficially owned by the Reporting Persons include shares of the Series B Preferred Stock.

         Under terms of the Series B Statement of Designations, each share of Series B Preferred Stock is entitled to a liquidation preference of $16.25 plus cumulative unpaid dividends prior to distributions with respect to STDE's Common Stock. Holders of the Series B Preferred Stock are entitled to dividends at the rate of 8% of the initial liquidation value of $16.25 per share, when

CUSIP NO. 840553                       13D                   PAGE 10 OF 14 PAGES

declared by the STDE board of directors, on a cumulative basis in priority to all dividends on Common Stock.

         Each share of Series B Preferred Stock was initially convertible into 5 shares of Common Stock at the election of the holder and due but unpaid dividends, if any, were initially convertible into Common Stock at the rate of $1.625 per share. Under terms of the Series B Statement of Designations, the conversion rate of the Series B Preferred Stock is subject to adjustment on the date of its third and seventh anniversary of issuance depending on the trading value of the Common Stock. If the average trading price of the Common Stock over the thirty day period immediately preceding the third anniversary date (the "Three-Year Market Price for Series B Conversion") is less than $3.25 per share, then the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible will be the quotient of $16.25 divided by such Three-Year Market Price for Series B Conversion. If the average trading price of the Common Stock over the thirty day period immediately preceding the seventh anniversary date (the "Seven-Year Market Price for Series B Conversion") is less than the Three-Year Market Price for Series B Conversion, then the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible will be the quotient of $16.25 divided by such Seven-Year Market Price for Series B Conversion. Due but unpaid dividends, if any, are convertible into Common Stock at a rate equal to the lesser of 1) $1.625 per share or 2) the Three-Year Market Price for Series B Conversion or the Seven-Year Market Price for Series B Conversion, as applicable, for each share of Common Stock. On January 20, 2001 (the third anniversary of the issuance date of the Series B Preferred Stock) the conversion rate was adjusted to 6.4948 shares of Common Stock for each share of Series B Preferred Stock.

         The Series B Preferred Stock may be redeemed at the election of STDE at any time beginning one year after the issuance date for $16.25 per share plus cumulated but unpaid dividends, provided that the average price of STDE Common Stock equals or exceeds $5.00 per share for the preceding thirty day period. On June 21, 2001, STDE announced that all outstanding Series B Preferred Stock would be redeemed on August 22, 2001 unless earlier converted. T.L.L. and Temple Interests intend to convert 153,915 shares and 30,700 shares of Series B Preferred Stock, into 999,647 shares and 199,390 shares of Common Stock, respectively, on or before August 21, 2001.

         The board of directors of STDE has proposed and recommended a number of amendments to STDE's Articles of Incorporation which are to be considered and acted on by the shareholders of STDE at their annual meeting to be held August 17, 2001. Those proposals include the amendment and restatement of certain provisions of the STDE Articles of Incorporation which would, among other things: (i) increase the number of authorized shares of Common Stock from 30,000,000 to 100,000,000, increase the number of authorized shares of preferred stock from 1,000,000 to 10,000,000 and increase the authority of the STDE board of directors to establish new series of preferred stock to the fullest extent provided for in the Texas Business Corporation Act; (ii) change the structure of STDE's board of directors to a classified board divided into three classes with staggered terms of office and provide that members of the STDE board of directors may not be removed except for cause and (iii) increase the minimum percentage of the outstanding shares of STDE capital stock necessary to call a special meeting of shareholders from 10% to 50%. Adoption of the proposals to amend the STDE Articles of Incorporation requires the affirmative vote of at least two-thirds of the votes entitled to be cast (including the outstanding Series B Preferred Stock voting

CUSIP NO. 840553                       13D                   PAGE 11 OF 14 PAGES

together with the Common Stock) and two-thirds of Series B Preferred Stock, voting as a separate class. AT THE PRESENT TIME, EACH OF THE REPORTING PERSONS INTENDS TO VOTE IN FAVOR OF MANAGEMENT'S PROPOSED AMENDMENTS, HOWEVER, ANY OR ALL OF THE REPORTING PERSONS MAY INDEPENDENTLY DECIDE TO WITHHOLD ITS VOTE OR TO VOTE AGAINST ONE OR MORE OF THE PROPOSED AMENDMENTS BASED ON FURTHER EVALUATION OF THE PROPOSED AMENDMENTS AND THEIR IMPLICATIONS.

         Except as described above, at the present time none of the Reporting Persons has any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of STDE, or the disposition of securities of STDE;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving STDE or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of STDE or any of its subsidiaries;

         (d) Any change in the present board of directors or management of STDE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of STDE;

         (f) Any other material change in STDE's business or corporate structure;

         (g) =Changes in STDE's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of STDE by any person;

         (h) Causing a class of securities of STDE to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of STDE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) As set forth in this Schedule 13D, T.L.L. owns 1,799,647 shares of Common Stock of STDE (giving effect to the conversion of 153,915 shares of Series B Preferred Stock for 999,647 shares of Common Stock by T.L.L.). The 1,799,647 shares of Common Stock represent approximately 11.5% of the outstanding Common Stock of STDE.

CUSIP NO. 840553                       13D                   PAGE 12 OF 14 PAGES

         As further set forth in this Schedule 13D, Temple Interests owns 199,391 shares of Common Stock of STDE (giving effect to the conversion of 30,700 shares of Series B Preferred Stock for 199,391 shares of Common Stock by Temple Interests). The 199,391 shares of Common Stock represent approximately 1.3% of the outstanding Common Stock of STDE. Giving effect to the conversion of all Series B Preferred Stock held by the Reporting Persons (184,615 shares) Arthur Temple, III and the Reporting Persons as a group beneficially own 1,999,037 shares of Common Stock representing approximately 12.6% of the outstanding Common Stock of STDE.

         (b) T.L.L., acting through its board of trustees comprised of Arthur Temple, Arthur Temple, III, Ward Burke, Phillip Leach, W. Temple Webber, Jr. and H.J. Shands, III possess a shared power to direct the vote and a shared power to direct the disposition of the 1,799,647 shares of Common Stock held by T.L.L. described in Item 5(a) above. Arthur Temple, III, in his capacity as Chairman of the Board of Trustees of T.L.L., possesses a shared power to vote and direct the disposition of the 1,799,647 shares of Common Stock held by T.L.L. described in
Item 5(a) above.

         Arthur Temple, III, Temple Southwood and ATSP as the general partners of Temple Interests, possesses a shared power to direct the vote and a shared power to direct the disposition of the 199,391 shares of Common Stock held by Temple Interests described in Item 5(a) above.

         (c) T.L.L. purchased 400,000 shares of Series A Preferred Stock on April 14, 1997 which were converted into 800,000 shares of Common Stock on October 20, 2000. T.L.L. purchased 153,915 shares of Series B Preferred Stock on January 20, 1998 which it intends to convert into 999,647 shares of Common Stock on or before August 21, 2001 in response to STDE's June 21, 2001 notice of redemption of all outstanding shares of Series B Preferred Stock on August 22, 2001.

         Also, in response to STDE's June 21, 2001 notice of redemption, Temple Interests has expressed its intent to convert 30,700 shares of Series B Preferred Stock held by Temple Interests (acquired on January 20, 1998) into 199,391 shares of Common Stock of STDE on or before August 21, 2001.

         (d) No person other than the Reporting Persons is known to have the right to direct the receipt of dividends from, or the proceeds from the sale of, such securities beneficially owned by the Reporting Persons.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of STDE other than those described in items 4 and 5 above, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Certificate of Designation of Series A 8% Convertible Preferred Stock

CUSIP NO. 840553                       13D                   PAGE 13 OF 14 PAGES

         Exhibit 2 Certificate of Designation of Series B 8% Convertible Preferred Stock
         Exhibit 3 Power of Attorney of Temple Interests, Ltd.
         Exhibit 4 Joint Filing Agreement between the Reporting Persons.

CUSIP NO. 840553                       13D                   PAGE 14 OF 14 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2001                 T.L.L. TEMPLE FOUNDATION


                                        By:     /s/ ARTHUR TEMPLE, III
                                           -------------------------------------
                                             Name:  Arthur Temple, III
                                             Title: Chairman of the Board of
                                                    Trustees

Dated: August 14, 2001                  TEMPLE INTERESTS, LTD.


                                        By:  TEMPLE SOUTHWOOD, INC.
                                             its Managing General Partner


                                             By: /s/ ARTHUR TEMPLE, III
                                                -------------------------------
                                                  Arthur Temple, III
                                                  President, Secretary and
                                                    Treasurer


Dated: August 14, 2001                  /s/ ARTHUR TEMPLE, III
                                        ---------------------------------------
                                        ARTHUR TEMPLE, III


Dated: August 14, 2001                 TEMPLE SOUTHWOOD, INC.,


                                        By: /s/ ARTHUR TEMPLE, III
                                           -------------------------------------
                                        Name:   Arthur Temple, III
                                        Title:  President, Secretary and
                                                  Treasurer

Dated: August 14, 2001                  ATSP PARTNERSHIP, LTD.,

                                        By: ARTHUR TEMPLE, INC.
                                            its General Partner


                                        By: /s/ ARTHUR TEMPLE
                                           -------------------------------------
                                        Name:   Arthur Temple
                                        Title:  President

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
--------                           -----------
Exhibit 1   Certificate of Designation of Series A 8% Convertible
            Preferred Stock
Exhibit 2   Certificate of Designation of Series B 8% Convertible
            Preferred Stock
Exhibit 3   Power of Attorney of Temple Interests, Ltd.
Exhibit 4   Joint Filing Agreement between the Reporting Persons.